
November 2, 2012

<u>Via E-mail</u>
Mr. Douglas C. Peters
President
Strategic Mining Corporation
36 Toronto Street, Suite 1170
Toronto, ON, Canada M5C 2C5

  Re: **Strategic Mining Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed May 16, 2012
     File No. 000-53961

Dear Mr. Peters:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Tia L. Jenkins

       Tia L. Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Mining